Exhibit 99.1

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 17, 2025

REPORT OF VOTING RESULTS

in accordance with section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations

Following the annual general and special meeting of shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) held on June 17, 2025 (the “Meeting”), we hereby advise you of the results of the votes cast at the Meeting.

1.	Election of Directors

Based on the proxies received and the votes cast at the Meeting, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting. Accordingly, the results are set out below:

Name of Nominee	Outcome	Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
Daniel Buron	Elected	109,209,358	99.94%	62,766	0.06%
Eric Desaulniers	Elected	109,221,111	99.95%	51,013	0.05%
Paola Farnesi	Elected	109,207,877	99.94%	64,247	0.06%
Edith Jacques	Elected	109,210,864	99.94%	61,260	0.06%
Stéphane Leblanc	Elected	109,208,941	99.94%	63,183	0.06%
Nathalie Pilon	Elected	109,214,969	99.95%	57,155	0.05%
Chantal Sorel	Elected	109,208,172	99.94%	63,952	0.06%

2.	Appointment of the External Auditor and Authorization Given to Directors to set its Compensation

Based on the proxies received and the votes cast at the Meeting, PricewaterhouseCoopers L.L.P. was appointed as an external auditor of the Corporation for the ensuing year and the directors were authorized to set its compensation, with the following results:

Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
113,460,899	99.92%	93,445	0.08%

3.	Ratification and Confirmation of the proposed resolution to approve the Omnibus Plan

Based on the proxies received and the votes cast at the Meeting, the resolution to amend the resolution for the approval of the Omnibus Plan, was ratified and approved with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
113,460,899	99.99%	300	0.01%

4.	Ratification and Confirmation of the Corporation’s Omnibus Plan, as per amended resolution

Based on the proxies received and the votes cast at the Meeting, the omnibus plan adopted by the Board of Directors of the Corporation on May 14, 2025, as amended at the Meeting by the shareholders, was ratified and confirmed with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
108,117,493	98.94%	1,154,631	1.06%

5.	Ratification and Approval of the Options granted to Directors, Officers and Employees of the Corporation

Based on the proxies received and the votes cast at the Meeting, the 1,922,500 stock options granted to directors, officers and employees of the Corporation approved by the Board of Directors on March 26, 2025 with an effective date of April 1, 2025 which are be subject to the omnibus plan of the Corporation, were ratified and approved by the disinterested Shareholders with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
87,937,683	98.12%	1,685,638	1.88%